Via Facsimile and U.S. Mail
Mail Stop 4720

July 24, 2009

David Brown
Chief Executive Officer and Director
Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11 Bermuda

Re: Flagstone Reinsurance Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
DEF 14A Filed April 14, 2009
File No. 001-33364

Dear Mr. Brown:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors

"We depend on a small number of reinsurance and insurance brokers and agents…" page 34

1. We note that your company is substantially dependent on the premiums received through brokers Aon Benfield and Guy Carpenter. Please disclose the material terms of any agreement between your company and these brokers and please file a copy of any such agreements.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Off-Balance Sheet Arrangements, page 92</u>

2. Please tell us why you believe you are not the primary beneficiary of Mont Gele and Valais Re and provide us your analysis under FIN 46R.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to The Consolidated Financial Statements</u>

<u>5. Mont Fort Re Limited, page 114</u>

3. Please provide us an analysis under paragraphs 16 and 17 of FIN 46R which explains why you believe you are required to consolidate Mont Fort.

4. In light of your consolidation of Mont Fort, please provide us an analysis supporting your reconsideration that the put feature that may be exercised annually by the preferred shareholders does not need to be bifurcated as an embedded derivative.

5. Please clarify on page 15 of the filing what you mean by "We do not count Mont Fort's contracts against our zonal limits or otherwise consider Mont Fort as a subsidiary for our underwriting and risk management procedures." Tell us the accounting implications regarding that statement and address why this did not change when you began consolidating Mont Fort.

DEF 14A

<u>Certain Relationships and Related Transactions, page 7</u>

6. On page 136 of your Form 10-K for the fiscal year ended December 31, 2008, you disclose that you entered into agreements with Mr. Byrne in connection with IAL King Air Limited, IAL Leasing Limited and Longtail Aviation Limited and you entered into a lease agreement with Eye Patch Holdings Limited. It appears that these are related party transactions pursuant to Item 404 of Regulation S-K. Please revise this section to provide the required disclosure. In addition, it does not appear that you have filed copies of these agreements. Please revise to file copies of these agreements. See Item 601(b)(10)(ii)(A) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not required to disclose these transactions as a related party transaction and/or that the agreements are not required to be filed.

Compensation Discussion and Analysis

Base Salary, page 9

7. We note your disclosure that, "The leading factor in determining increases in salary level is the employment market in Bermuda and…Switzerland for senior executives of insurance and reinsurance companies." Based on your disclosure in your Summary Compensation Table on page 14, your named executive officers each received different increases in base salary. Please expand your disclosure here to clarify how you use the employment market and the PricewaterhouseCoopers Bermuda International Compensation Survey to determine the respective increase in salary for each of your named executive officers.

Annual Cash Bonuses, page 10

8. Your Compensation Discussion and Analysis does not disclose the individual or corporate goals used to determine your named executive officers' annual cash bonus payments. Please provide us with draft disclosure for your next proxy statement which provides the following:

   - The short-term and long-term goals;
   - Confirmation that you will discuss the achievement and rating of each goal; and
   - A discussion of how the level of achievement will affect the actual bonuses to be paid.

   To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Dan Greenspan, Special Counsel, at (202) 551- 3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant